Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On December 4, 2008, The PNC Financial Services Group, Inc. circulated the following letter from James E. Rohr, Chairman and Chief Executive Officer of PNC, to its employees. The letter was also sent to National City Corporation for distribution to its employees:

December 4, 2008

Upon completing the acquisition of National City at the end of this month we will become the nation’s 5th-largest banking franchise by deposits. In addition, we will maintain solid capital and liquidity levels. I am confident that this strength, scale and position will provide us with a tremendous opportunity to build a great company and make a lasting difference for everyone we serve – our customers, employees, shareholders and communities.

Ongoing interactions with our colleagues at National City have served to increase the excitement around what, together, we can achieve. Our shared values and intense focus on meeting or exceeding customer expectations make PNC and National City a good fit. Now, we must execute. To that end, the integration team – consisting of talented leaders from both organizations – has started to collaborate on a comprehensive conversion plan. Bringing together two organizations our size requires considerable work. We must prepare to make the conversion as easy as possible for customers and employees. At the same time, we must eliminate redundancies to create greater efficiency.

I am certain that the outstanding employees in both organizations have the ability to serve customers, complete the integration and position the new PNC for long-term success. Just as important, I believe we have an executive team that is ready to lead the combined organization after the closing, which is scheduled for December 31, 2008, pending shareholder, regulatory and other appropriate approvals. Working together, these leaders, all of whom will report directly to me, will implement a business model that emphasizes customer satisfaction, risk management, teamwork and growth.

Our businesses will be led by:

•	Joe Guyaux – Retail Banking
•	Bill Demchak – Corporate & Institutional Banking and the Asset and Liability Management group
•	Rob Reilly – Private Banking and Asset Management
•	Tim Shack – PNC Global Investment Servicing, Technology and Operations

Tom Whitford will relocate to Cleveland and lead the integration of National City into PNC.

As previously announced, National City’s Shelley Seifert and Jon Gorney will help lead the transition of employees, systems and technology to PNC, reporting to Tom and Tim, respectively.

Market leadership – including responsibility for sales and revenue growth priorities in corporate banking, commercial banking and wealth management within their core geographic regions – will be provided by:

•	Pete Classen – Eastern markets (Western Pennsylvania and all markets east) National City’s
•	Phil Rice – Western markets (Cleveland and all markets west)

Key staff and support areas will be headed by:

•	Joan Gulley – Human Resources
•	Mike Hannon – Risk Management
•	Rick Johnson – Finance
•	Mike Little – Audit
•	Helen Pudlin – Legal

Of course, this is just the beginning. In the coming months, these executives will announce organizational structures for their areas that will include extremely talented leaders from both National City and PNC.

A number of significant core strengths – an experienced leadership team, talented and committed employees, an intense focus on our customers and a values-based culture – will only become stronger as a result of joining forces with National City. I appreciate your contributions to the progress we have made and for what we will accomplish – together.

Sincerely,

James E. Rohr

Chairman and Chief Executive Officer

Additional Information and Where to Find It

The proposed merger will be submitted to National City’s and PNC’s shareholders for their consideration. PNC has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a joint proxy statement/prospectus of PNC and National City that also constitutes a prospectus of PNC. PNC and National City have mailed the joint proxy statement/prospectus to their respective shareholders, and each of the companies plans to file with the SEC other relevant documents concerning the proposed merger. Shareholders and other investors are urged to read the joint proxy statement/prospectus (which was first mailed to PNC and National City shareholders on or about November 24, 2008) as well as any other relevant documents to be filed with the SEC in connection with the proposed merger or incorporated by reference into the joint proxy statement/prospectus (and any amendments or supplements to those documents), because they will contain important information. You may obtain a free copy of these documents, as well as other filings containing information about National City and PNC, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.nationalcity.com/investorrelations and www.pnc.com/secfilings. Copies of these documents and the SEC filings incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Jill Hennessey, National City Corporation, Senior Vice President, Investor Relations, Department 2229, P.O. Box 5756, Cleveland, OH 44101-0756, (800) 622-4204; or to PNC Financial Services Group, Inc, Shareholder Relations at (800) 843-2206 or via e-mail at investor.relations@pnc.com.

National City and PNC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PNC or National City in connection with the proposed merger. Information about the directors and executive officers of National City is set forth in the proxy statement for National City’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2008.

Information about the directors and executive officers of PNC is set forth in the proxy statement for PNC’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.